EXHIBIT 11

PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Year Ended December 31,
	2006	2005	2004
(in millions, except per share amounts)
Net Income	$991	$917	$4,504
Less: distributed earnings to common shareholders	460	449	-
Undistributed earnings	531	468	4,504
Less: undistributed earnings from discontinued operations	-	13	684
Undistributed earnings from continuing operations	$531	$455	$3,820

Common shareholder earnings
Basic
Distributed earnings to common shareholders	$460	$449	$-
Undistributed earnings allocated to common shareholders - continuing operations	503	433	3,646
Undistributed earnings allocated to common shareholders - discontinued operations	-	12	653
Total common shareholders earnings, basic	$963	$894	$4,299
Diluted
Distributed earnings to common shareholders	$460	$449	$-
Undistributed earnings allocated to common shareholders - continuing operations	504	433	3,650
Undistributed earnings allocated to common shareholders - discontinued operations	-	12	653
Total common shareholders earnings, diluted	$964	$894	$4,303

Weighted average common shares outstanding, basic	346	372	398
9.50% Convertible Subordinated Notes	19	19	19
Weighted average common shares outstanding and participating securities, basic	365	391	417

Weighted average common shares outstanding, basic	346	372	398
Employee stock-based compensation and accelerated share repurchases (1)	3	6	7
PG&E Corporation warrants	-	-	2
Weighted average common shares outstanding, diluted	349	378	407
9.50% Convertible Subordinated Notes	19	19	19
Weighted average common shares outstanding and participating securities, diluted	368	397	426

Net earnings per common share, basic
Distributed earnings, basic (2)	$1.33	$1.21	$-
Undistributed earnings - continuing operations, basic	1.45	1.16	9.16
Undistributed earnings - discontinued operations, basic	-	0.03	1.64
Total	$2.78	$2.40	$10.80

Net earnings per common share, diluted
Distributed earnings, diluted	$1.32	$1.19	$-
Undistributed earnings - continuing operations, diluted	1.44	1.15	8.97
Undistributed earnings - discontinued operations, diluted	-	0.03	1.60
Total	$2.76	$2.37	$10.57

(1) Includes approximately 1 million, 2 million and 222,000 shares, respectively, of PG&E Corporation common stock treated as outstanding in connection with accelerated share repurchases for the year ended December 31, 2006, December 31, 2005 and December 31, 2004, respectively. The remaining shares of approximately 2 million at December 31, 2006, 4 million at December 31, 2005 and 6.8 million at December 31, 2004, relate to share-based compensation and are deemed to be outstanding per SFAS No. 128 for the purpose of calculating EPS.

(2)“Distributed earnings, basic” differs from actual per share amounts paid as dividends as the EPS computation under GAAP requires the use of the weighted average, rather than the actual number of shares outstanding.